EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	36 Weeks Ended
	9/6/03	9/7/02

Earnings:
Income before income taxes	$4,134	$3,682
Unconsolidated affiliates interests, net	(211)	(234)
Amortization of capitalized interest	6	6
Interest expense	112	116
Interest portion of rent expense (a)	48	40

Earnings available for fixed charges	$4,089	$3,610

Fixed Charges:
Interest expense	$112	$116
Capitalized interest	3	3
Interest portion of rent expense (a)	48	40

Total fixed charges	$163	$159

Ratio of Earnings to Fixed Charges (b)	25.05	22.74

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.
(b)	Based on unrounded amounts.